SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                         SCHEDULE 14D-1


                       (Amendment No. 38)


                     Tender Offer Statement
(Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)


               Kansas City Power & Light Company
                   (Name of Subject Company)

                    Western Resources, Inc.
                            (Bidder)

                Common Stock, Without Par Value
                 (Title of Class of Securities)

                            48513410
             (CUSIP Number of Class of Securities)

                       John K. Rosenberg
          Executive Vice President and General Counsel
                    Western Resources, Inc.
                       818 Kansas Avenue
                      Topeka, Kansas 66612
                     Phone:  (913) 575-6300

       (Name, Address, including Zip Code, and Telephone
       Number, including Area Code, of Agent for Service)



                           Copies to:

                        Neil T. Anderson
                      Sullivan & Cromwell
                        125 Broad Street
                    New York, New York 10004
                         (212) 558-4000

                        William S. Lamb
             LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                      125 West 55th Street
                    New York, New York 10019
                         (212) 424-8000

     This Amendment No. 38 amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), originally filed by Western Resources, Inc., a Kansas corporation ("Western Resources"), on July 8, 1996 relating to the exchange offer disclosed therein to exchange all of the outstanding Shares for shares of Western Resources Common Stock upon the terms and subject to the conditions set forth in the Prospectus, dated July 3, 1996, and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-1.


Item 11.  Material to be Filed as Exhibits.

     Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(106)  Press Release/Employee Update issued on October 1, 1996.
(a)(107) Letter to analysts, brokers and financial community issued on October 1, 1996 by Steven L. Kitchen, Chief Financial Officer of Western Resources.
(a)(108) Dividend letter issued on October 1, 1996 by John E. Hayes, Jr., Chief Executive Officer of Western Resources.

                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        WESTERN RESOURCES, INC.

Date     October 1, 1996           By   /s/ JERRY D. COURINGTON
                                           Jerry D. Courington,
                                           Controller

                        INDEX TO EXHIBITS


                                                                  Sequentially
                                                                    Numbered
Exhibit No.                     Description                           Pages

(a)(106)            Press Release/Employee Update                   1
                    Issued on October 1, 1996.
(a)(107)            Letter to analysts, brokers and financial         1
                    community issued on October 1, 1996 by
                    Steven L. Kitchen, Chief Financial Officer
                    of Western Resources.
(a)(108)            Dividend letter issued on October 1, 1996         1
                    by John E. Hayes, Jr., Chief Executive
                    Officer of Western Resources.
                                                  Exhibit No. (a)(106)

The following press release/employee update was issued on October 1, 1996:

     WESTERN RESOURCES' EXCHANGE PICKS UP STEAM; KCPL SHAREOWNERS
         RECEIVE "EASY-TO-UNDERSTAND" EXCHANGE INFORMATION

          The tempo quickened today as Western Resources provided KCPL shareowners an "easy-to-understand" information booklet that will help shareowners tender their shares for Western Resources stock.
          The booklet gives KCPL shareowners information explaining the advantages of the tender offer and answers questions shareowners may have on the process. It also provides KCPL shareowners with step-by-step instructions to help make the tender process easy.
          "Many KCPL shareowners have told us they want KCPL well positioned to be a competitor in the changing energy environment," said John E. Hayes, Jr., Western Resources chairman of the board and chief executive officer. "The combination we offer provides the enhanced value and vision that will do that. It is time to act decisively to bring this process to a successful conclusion."
          Western Resources' offer to KCPL shareowners is to receive $31 of Western Resources common stock in exchange for each KCPL common share, as well as a projected dividend increase that is up to 45 percent greater than KCPL's current dividend.*
          KCPL shareowners who tender their shares retain all the rights associated with their stock. Western Resources, and its agent Harris Trust, will act as a "safety deposit box" and will hold the shares tendered until the offer is completed. The transaction is expected to be completed in 1997.
          "KCPL shareowners convincingly rejected the UtiliCorp proposal," Hayes said. "Now a strong response by KCPL shareowners to our tender offer will further demonstrate to the KCPL board of directors that shareowners want the offer we have on the table."
          Hayes also said that once shares are tendered, Western Resources' goal is to keep communication to KCPL shareowners to a minimum.
          "We still will keep KCPL shareowners informed of merger-related developments, but we will significantly limit the mail they receive about the offer, and barring a sudden need to get in touch with shareowners, we will not call shareowners after their shares are tendered."
          According to Hayes, once a majority of shares are tendered by KCPL shareowners, the process of merging the two companies can begin. Hopefully, the KCPL board will honor the wishes of the owners and begin discussing a friendly merger.
          Western Resources' exchange offer expires at 5 p.m., EDT, Friday, October 25, 1996.

          * Dividend per KCPL share is based upon Western Resources' projected annual dividend rate of $2.14 per share of Western Resources common stock in the first year after the merger and the exchange ratio in Western Resources' offer. Price per KCPL share (payable in Western Resources common stock) assumes that Western Resources' average share price is between $28.18 and $33.23 at the time of closing.

          This Press Release/Employee Update is neither an offer to exchange nor a solicitation of an offer to exchange shares of common stock of KCPL. Such offer is made solely by the Prospectus dated July 3, 1996, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of KCPL in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdictions where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc. by Salomon
     Brothers Inc or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                                             Exhibit No. (a)(107)


                           MEMORANDUM


TO:       Analysts, Brokers, Financial Community

FROM:     Steven L. Kitchen, Western Resources, Chief Financial Officer

DATE:          October 1, 1996

RE:       SOLICITING DEALER FEE


WESTERN RESOURCES REMAINS COMMITTED TO KCPL MERGER

     The facts speak for themselves:

     On September 17, 1996, Corporation Trust Company, the independent, third-party company hired by the Kansas City Power & Light Company (KCPL) to count votes cast by KCPL shareowners at the KCPL August 16 shareowner meeting, announced their final report.

     In its final, certified vote count, Corporation Trust reported that there were 51.2 million shares of KCPL common stock represented at the August 16 shareowner meeting, or 82.86 percent of total shares outstanding.

     Of the 61.9 million KCPL shares outstanding, only 23.5 million -- or 38 percent -- voted for the UtiliCorp/KCPL proposal. A two-thirds vote in favor of the UtiliCorp proposal was needed to approve the merger.

     On September 18, 1996, UtiliCorp and KCPL officially terminated their merger agreement.

     There is now only one offer on the table, the Western Resources offer, which we believe always has had better value for shareowners with $31 of Western Resources common stock for each KCPL common stock share and a projected dividend increase that is up to 45 percent greater than KCPL's current dividend.*

     What's next? The exchange process goes forward with full force.

SHAREOWNER MAILING IN PROCESS

     KCPL shareowners in the next few days will receive an informational packet from Western Resources. The information is easy-to-understand and takes shareowners through the exchange process step by step.

     As a member of the financial community watching this transaction continue on its successful course, we thought you would be interested in the soliciting dealer fee developed to assist shareowners with the exchange process.

SOLICITING DEALER FEE DETAILS OUTLINED

     It is extremely important to us that KCPL shareowners receive our exchange materials expeditiously and have the opportunity to complete the tender as easily and as early as possible.

     Therefore, we have arranged for Soliciting Dealers to be available to assist shareowners by answering questions, completing forms, and tendering their KCPL shares. There are two phases in which this fee will be paid to Soliciting Dealers:

     Phase I

     Should a KCPL shareowner designate a Soliciting Dealer, Western Resources will pay the Soliciting Dealer, when a majority of shares tendered have been tendered by our expiration date, a fee of $0.125 per share for each KCPL share tendered, up to a maximum of $250 per shareowner.

     Phase II

     At the close of the Western Resources/KCPL transaction, expected in 1997, the Soliciting Dealer will receive another $0.125 per share for KCPL share tendered, up to an additional maximum of $250 per shareowner.

     Other terms and conditions apply to the Soliciting Dealer fee, including the requirement that shares tendered must remain tendered through the expiration date for the fees to be paid. Federal securities laws require that Soliciting Dealer fees be paid only to eligible broker-dealers and prohibit the payment of any such fees to tendering shareowners. In order to obtain this fee, the Soliciting Dealers may not charge KCPL shareowners any fee in connection with assisting shareowners in tendering their KCPL shares.


EXCHANGE PROCESS IN FULL SWING

     We continue to gain momentum as our exchange offer to KCPL gains strength.

     OUR EXCHANGE OFFER IS SET TO EXPIRE AT 5 P.M., EDT, FRIDAY, OCTOBER, 25, 1996.

     We greatly appreciate your efforts to assist us.

     We encourage all brokerage firms interested in becoming Soliciting Dealers to contact our Information Agent, Georgeson & Company Inc. at 1-800-223-2064 for the appropriate contracts to be completed to qualify Soliciting Dealers.

     Western Resources (NYSE:WR) is a full-service, diversified energy company with total assets of almost $6 billion. Its utilities, KPL and KGE, operating in Kansas and Oklahoma, provide natural gas service to approximately 650,000 customers and electric service to approximately 600,000 customers. Through its subsidiaries, Westar Energy, Westar Security, Westar Capital, and The Wing Group, a full range of energy and energy-related products and services are developed and marketed in the continental U.S., and offshore.

     For more information about Western Resources and its operating companies, visit us on the Internet at http://www.wstnres.com.

     This memorandum is neither an offer to exchange nor a solicitation of an offer to exchange shares of common stock of KCPL. Such offer is made solely by the Prospectus dated July 3, 1996, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of KCPL in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdictions where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc. by Salomon Brothers Inc or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     * Dividend per KCPL share is based upon Western Resources' projected annual dividend rate of $2.14 per share of Western Resources common stock in the first year after the merger and the exchange ratio in Western Resources' offer. Price per KCPL share (payable in Western Resources common stock) assumes that Western Resources' average share price is between $28.18 and $33.23 at the time of closing.

                                        Exhibit No. (a)(108)

John E. Hayes, Jr.
Chairman of the Board and
Chief Executive Officer

                                   October 1, 1996

Dear Shareowner,

     Substantial earnings growth, our continuing plans to acquire the Kansas City Power & Light Company (KCPL) and the acquisition of another security firm all distinguished the second quarter of 1996 as one of progress for your company.

     Earnings per share for the second quarter of 1996 posted a 33 percent gain, compared to the same quarter in 1995. Earnings were $.40 per share, up from the $.30 per share recorded during the second quarter of 1995. The increase was the result of revenues from electricity sales during the early summer months and the steady growth of the company's wholesale electric sales business.

     The dividend remained consistent at 51 1/2 cents a share for the third quarter. The indicated annual dividend rate remains on track at $2.06 per share, four cents higher than the 1995 dividend.

     In the second quarter, we began mailing to the shareowners of KCPL our offer for a tax-free exchange of their KCPL common stock for Western Resources common stock.

     More and more groups and individuals following this transaction are validating our belief that a merger with KCPL brings benefits to shareowners and customers of both companies through a stronger balance sheet and operational synergies. As always, we will keep you informed of developments on this portion of our growth strategy, as they evolve.

     Also in the second quarter, our interest in the monitored security services industry broadened through our acquisition of Sentry Protective Alarms. Through this planned, strategic expansion, we gained offices in Omaha, Atlanta, Sacramento, and Kansas City, Missouri. Westar Security, one of our rapidly growing subsidiaries, already has offices in Topeka and Wichita. Further, with our acquisition of 24 percent of ADT, the nation's largest provider of security systems, allows us to participate on a national basis with a widely recognized brand name, while increasing the value of your Western Resources investment.

     We are excited about the future and are making steady progress toward our vision to be the leading provider of energy and energy-related services, while providing superior, sustained shareowner value. Thank you for your continued investment and confidence.


                              Sincerely,

                              /s/ John E. Hayes, Jr.

Western Resources, Inc., 818 Kansas Avenue, P.O. Box 889, Topeka, Kansas
                           66601-0889
  Telephone: 1-800-527-2495 / Internet: http://www.wstnres.com


This letter is neither an offer to exchange nor a solicitation of an offer to exchange shares of common stock of KCPL. Such offer is made solely by the Prospectus dated July 3, 1996, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of KCPL in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdictions where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc. by Salomon Brothers Inc or one or more registered brokers or dealers licensed under the laws of such jurisdiction.